S

19011085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2018 (MM/DD/YY) AND ENDING 10/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNR SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PARK AVE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MITCHELL CEPLER 212-702-3581
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name -- *if individual, state last, first, middle name*)

14555 DALLAS PARKWAY (Address) DALLAS (City) TX (State) 75254 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Securities and Exchange Commission
Trading and Markets

DEC 20 2019

RECEIVED

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MITCHELL CEPLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNR SECURITIES LLC, as of 31-Oct 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Gregg Robert Giaquinto
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GI6176034
Qualified in Suffolk County
Commission Expires November 19, 2023

Signature

GROUP FINANCE MANAGER
Title

Notary Public 12/20/19

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3.
- [ ] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNR SECURITIES LLC

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
CNR Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CNR Securities LLC (the Company) as of October 31, 2019 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
December 20, 2019

We have served as the Company's auditor since 2016.

CNR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2019

ASSETS

Cash and cash equivalents	$	150,488
Receivables from clients, and brokers or dealers		3,502,637
Receivables from others		1,254,756
Other assets		34,308
Due from affiliates		33,533
Total assets	$	4,975,722

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	807,431
Securities sold, net yet purchased, at fair value		1,292,388
Total liabilities		2,099,819
Member's equity		2,875,903
Total liabilities and member's equity	$	4,975,722

The accompanying notes are an integral part of the financial statements.

CNR SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

October 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

General

CNR Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of City National Rochdale Holdings LLC ("CNRH" or the "Parent"). CNRH is a wholly-owned subsidiary of City National Bank (the "Bank"). City National Bank is a wholly-owned subsidiary of RBC USA Holdco Corporation, which is wholly-owned by the Royal Bank of Canada. During the year, the Company changed its name from RIM Securities LLC to CNR Securities LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market deposits. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

Securities Owned

Securities owned (both long and short positions) are valued at fair value with resulting gains and losses reflected in net income for the year.

Receivables from Clients, and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded. The Company had receivables of $1,358,723 as of October 31, 2018.

Receivables from Others

Receivables from others include receivables from affiliated mutual funds, closed-end funds and trade date receivable balances. The Company had receivables of $1,697,654 as of October 31, 2018.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade-date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade-date basis. The Company records sales fees and rebates on an accrual basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

On November 1, 2018, the Company adopted Financial Accounting Standards Board Accounting Standards Codification (FASB ASC 606) – Revenue from Contracts with Customers. The adoption of FASB ASC 606 had no impact on opening retained earnings.

The Company recognizes revenue within the scope of FASB ASC 606 to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The five step revenue model is applied when recognizing revenue: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Performance obligations for customer contracts are generally satisfied over time or at a single point in time, typically, when the transaction is complete and the customer has received the goods or service. Services provided over a period of time are typically transferred to customers evenly over the term of the contracts and revenue is recognized evenly over the period services are provided. Payment terms vary by services offered, and the time between completion of performance obligations and payment is typically not significant.

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax reporting purposes. Therefore, the Company's assets, liabilities, income and expenses will be reported on the Parent's income tax return.

The Company applies Financial Accounting Standards Board Accounting Standards Codification (FASB ASC 740-10) relating to accounting for uncertain tax positions. FASB ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. Federal (or state and local) income tax authorities for the fiscal year ended October 31, 2017, for the fiscal year ended October 31, 2018, and October 31, 2019.

Credit and Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At October 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Receivable from broker-dealers and clearing organizations includes a required deposit of $250,000

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned and securities sold, not yet purchased, are composed of equity securities traded in active markets and are classified as Level 1 in the fair value hierarchy.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $100,000. As of October 31, 2019, the Company's net capital was $1,238,846, which was $1,138,846 in excess of its minimum requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.6518 to 1.

NOTE 5 - RELATED PARTIES

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company receives certain management, general and administrative services and utilizes personnel from affiliated companies which the Company reimburses the affiliated companies. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

An affiliated company incurs all of the expenses to attract investment advisory clients. The sole source of commission income of the Company is derived from this pool of clients whose assets are managed by the affiliated company. The Company pays 80% of its net revenues to the affiliated company; this fee is waived when the imposition of such fee would cause a monthly operating loss or cause the regulatory net capital of the Company to be below required levels.

NOTE 5 - RELATED PARTIES (*continued*)

Frequently throughout the period, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly-owned by CNRH. As such, receivables related to working capital transfers, amounting to $33,533 at October 31, 2019, may be converted to capital at the discretion of management.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue accounted for under ASC 606, Revenue from Contracts with Customers, primarily consist of 12b1 and brokerage fees.

The 12b-1 fees are intended to compensate brokers and others who sell fund shares to pay for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. 12b-1 fees are first payable to the Distributor, SEI Investments Distribution Company, and then CNR Securities, the sub-distributor, and then distributed to various broker dealers based on entity client holdings. 12b-1 fees are calculated as a percentage of the average net assets of each Fund and range from an annual rate of 0.25% to 0.50% and are payable monthly based on the average daily net assets of the Funds. Total revenue for 12b-1 fees is $6,098,474, which is the sales fees and other revenues line on the income statement. The sales fees and other revenues line also includes misc income.

Brokerage commissions are charged to clients for executing security transactions (e.g. purchasing and selling equities, fixed income, mutual funds and options). Brokerage commissions are earned in conjunction with City National Rochdale's investment management services. The standard commission charge for all security types range from $21 - $29 per trade, except foreign equities, which varies based on the requirements and charges of each foreign market. Commissions are recognized on trade date. Total revenue for brokerage fees is $3,144,473, which is the commissions line on the income statement.